UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KonaTel, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50050T 100

(CUSIP Number)

Leonard W. Burningham, Esq.

2150 South 1300 East, Suite 500

Salt Lake City, UT 84106

(801)-363-7411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Matthew Atkinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,319,455(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,319,455(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,569,455 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.83% (2)

14	TYPE OF REPORTING PERSON (see instructions) IN

(1)   The aggregate amount of shares beneficially owned are 2,319,455 shares of direct ownership; and 250,000 shares underlying vested stock options that are directly owned.

(2)   Based on the 40,692,286 shares of Common Stock of the Issuer outstanding as of June 30, 2020, as reported from the Issuer’s Transfer Agent on that date, together with 3,400,000 shares underlying vested stock options (which includes the 250,000 vested stock options of Mr. Atkinson) that can be exercised within 60 days of the date of this Schedule 13D, for an aggregate total of 44,092,286 outstanding shares.

Item 1.       Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 per share par value (the “Common Stock”), of KonaTel, Inc., a Delaware corporation (the “Company”), formerly known as Dala Petroleum Corp, with its principal executive offices at 13601 Preston Road, # E816, Dallas, Texas 75240.

Item 2.       Identity and Background

The following information is presented in response to this Item:

(a)  This Schedule 13D is filed by Matthew Atkinson (“Mr. Atkinson”).

(b)  The principal business address of Matthew Atkinson is 730 Washington Ave. N, #620, Minneapolis, Minnesota, 55401.

(c)  The principal business of Matthew Atkinson is investments.

(d) During the last five years, the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Matthew Atkinson is a citizen of the United States.

Item 3.       Source and Amount of Funds or Other Consideration

On July 19, 2017, the Company entered into a Common Stock Purchase Agreement with M2 Equity Partners LLC, Minnesota limited liability company (“M2”), whereby M2 purchased 12,100,000 newly issued shares of the Company’s Common Stock for an aggregate purchase price of $347,500 (the “Purchase Price”); the purchase of the Common Stock was made pursuant to the exemption from registration provided in Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).  The purchase was made with the intent of effecting a change in control of the Company, and at the closing of the Common Stock Purchase Agreement, Mr. Atkinson, a principal member owning 32.6% of M2 and who was then the Manager of M2, was designated as the Secretary of the Company, a position he resigned from on April 15, 2020.  See the Company’s 8-K Current Report dated July 19, 2017, and filed with the SEC on July 20, 2017.  See Item 7, where such report is attached by Hyperlink.

Effective December 18, 2017, the Company completed an Agreement and Plan of Merger whereby its newly formed “Merger Subsidiary” merged with and into KonaTel, Inc., a Nevada corporation (“KonaTel Nevada”), and KonaTel Nevada was the surviving corporation and became a wholly-owned subsidiary of the Company. D. Sean McEwen was the sole shareholder of KonaTel Nevada and received merger consideration of 13,500,000 shares of the Company’s Common Stock under the merger.  For additional information on this merger, see the Company’s 8-KA-1 Current Report dated November 15, 2017, and filed with the SEC on December 20, 2017.  See Item 7, where such report is attached by Hyperlink.

On April 24, 2018, the 12,100,000 shares of the Company’s Common Stock that were acquired by M2 under the Common Stock Purchase Agreement referenced above were distributed to its members, pro rata, in accordance with their respective membership interests.  This action was approved by the requisite members of M2 on April 9, 2018.  Mr. Atkinson received 3,950,000 shares of the Company’s Common Stock as his member distribution from M2.

On August 18, 2020, Mr. Atkinson sold 10,545 shares at $0.1201 per share and on August 19, 2020 sold 20,000 shares at $0.1106 per share.

On October 20, 2020, Mr. Atkinson sold 1,600,000 shares for $0.10 per share in a privately negotiated transaction.

Item 4.       Purpose of Transaction

See Item 3.

Item 5.       Interest in Securities of the Issuer

The following information is presented in response to this Item:

(a)  As of the date hereof, Mr. Atkinson is the beneficial owner of 2,319,455 shares of Common Stock of the Company and 250,000 shares underlying vested stock options that are directly owned, representing approximately 5.83% of the shares of outstanding Common Stock of the Company (based on the 40,692,286 shares of Common Stock of the Company outstanding as of June 30, 2020, as reported from the Company’s Transfer Agent on that date and included in the Company’s 10-Q Quarterly Report for the quarter ended June 30, 2020 (that number is also currently outstanding]), together with 3,400,000 shares (which includes the 250,000 vested stock options of Mr. Atkinson) underlying vested stock options that can be exercised within 60 days of the date of this Schedule 13D, for an aggregate total of 44,092,286 outstanding shares.

(b)  Mr. Atkinson has the sole power to vote and dispose of his 2,319,455 shares of Common Stock of the Company beneficially owned by the Reporting Person.

(c)  Other than the transactions described herein, the Reporting Person has not effected any transaction in the Common Stock of the Company during the past 60 days.  Mr. Atkinson has received 250,000 option grants under an Incentive Stock Option Agreement from 5,000,000 shares reserved by the Company as incentives for directors, officers and employees under the KonaTel Nevada merger, effective December 18, 2017.  These options vested on the following dates and are exercisable in the following tranches, as vested, and do not expire for a period of five years from vesting: 31,250 shares exercisable March 18, 2018; June 18, 2018; September 18, 2018; December 18, 2018; March 18, 2019; June 18, 2019; September 18, 2019; and December 18, 2019.

(d)  Except as specifically set forth in this Item 5, to the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of the Company that are beneficially owned directly, or deemed beneficially owned indirectly, by the Reporting Person.

(e)  Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of each of the Reporting Person, there are no contracts, arrangements, understandings or relationships between any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

Incorporated herein by reference:

8-K Current Report dated July 19, 2017, and filed with the SEC on July 20, 2017.

8-KA-1 Current Report dated November 15, 2017, and filed with the SEC on December 20, 2017.

SIGNATURES
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2020	MATTHEW ATKINSON
/s/Matthew Atkinson
Matthew Atkinson